Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and product supplement no. 2-I dated December 1, 2005
                                                             Term Sheet No. 1 to
                                                      Product supplement no. 2-I
                                          Registration Statement No.  333-130051
                                                          Dated December 2, 2005
                                                                        Rule 433
JPMorgan Chase [Logo]

$
JPMorgan Chase & Co.
Principal Protected Notes Linked to the Nikkei 225 Index with 1.1% Coupon due December 27, 2010

General
-------

o Senior unsecured obligations of JPMorgan Chase & Co. maturing December 27, 2010 (subject to certain market disruption events).

o Cash payment at maturity of principal plus the Additional Amount and accrued unpaid interest, as described below.

o Annual coupon payments of $11.00 per $1,000 principal amount note. The notes will bear interest at a rate of 1.1% per annum from the issue date of the notes. Interest will be paid in arrears on December 27 of each year, beginning December 27, 2006, to and including the maturity date.

o     Minimum denominations of $1,000 and integral multiples thereof.

o The notes are expected to price on or about December 21, 2005 and are expected to settle on or about December 27, 2005.

Key Terms
---------

  Index:                     The Nikkei 225 Index (the "Index")

  Interest Rate:             1.1% per annum

  Interest Payment Dates:    Interest  will  be  paid  annually  in  arrears  on
                             December 27 of each year, beginning December 27, 2006 to and including the maturity date, to the holders of record at the close of business on the immediately preceding December 22, whether or not such December 22 is a business day. If December 27 is not a business day, payment shall be made on the next business day immediately following that date.

  Payment at Maturity:       At  maturity  you will  receive a cash  payment for
                             each $1,000 principal amount note of $1,000 plus accrued and unpaid interest, if any, and the Additional Amount, which may be zero.

  Additional Amount:         The Additional  Amount per $1,000  principal amount
                             note paid at maturity will equal $1,000 x the Index
                             Return x the Participation Rate; provided that the Additional Amount will not be less than zero.

  Participation Rate:        At least 100%. The actual  Participation  Rate will
                             be set on the pricing date and will not be less than 100%.

  Index Return:              Ending Index Level - Initial Index Level
                             ----------------------------------------
                                        Initial Index Level

  Initial Index Level:       The Index closing level on the pricing date,  which
                             is expected to be on or about December 21, 2005.

  Ending Index Level:        The Index Closing Level on the Observation Date.

  Observation Date:          December 21, 2010*

  Maturity Date:             December 27, 2010*

    * Subject to postponement in the event of a market disruption event and as described under "Description of Notes - Payment at Maturity" in the accompanying product supplement no. 2-I.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 2-I and Selected Risk Considerations beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and product supplement no. 2-I) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 2-I and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 2-I and this term sheet if you so request by calling toll-free 866-535-9248 or sending an email to jpmorgan@adcord.com.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

================================================================================
                  Price to          JPMSI's                 Proceeds
                  Public            Commission (1)          to Us
--------------------------------------------------------------------------------
  Per note        $                 $                       $
--------------------------------------------------------------------------------
  Total           $                 $                       $
--------------------------------------------------------------------------------

(1) If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of not more than $5.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $35.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $70 per $1,000 principal amount note. See "Underwriting" beginning on page PS-22 of the accompanying product supplement no. 2-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

                                    JPMorgan

December 2, 2005

                     ADDITIONAL TERMS SPECIFIC TO THE NOTES

      You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 2-I dated December 1, 2005. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 2-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

      You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

      Product supplement no. 2-I dated December 1, 2005:
      http://www.sec.gov/Archives/edgar/data/19617/000089109205002392/
      e22918_424b3.txt

      Prospectus supplement dated December 1, 2005:
      http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/
      e22885_424b2.txt

      Prospectus dated December 1, 2005:
      http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/
      e22923_base.txt

      As used in this term sheet, the "Company," "we," "us," or "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

o PRESERVATION OF CAPITAL AT MATURITY -- You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index.

o APPRECIATION POTENTIAL -- At maturity, in addition to your principal and accrued and unpaid interest, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x 100%(+) (the Participation Rate), but this additional payment will not be less than zero.

      (+) The actual Participation Rate will be determined on the pricing date and will be at least 100%.

o ANNUAL INTEREST PAYMENTS -- The notes offer annual interest payments at the rate of 1.1% per annum.

o DIVERSIFICATION OF THE NIKKEI 225 INDEX - The return on the notes is linked to the performance of the Nikkei 225 Index which consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. It is a price-weighted average of 225 Japanese companies representing a broad cross-section of Japanese industries. The mix of components which constitute the Nikkei 225 Index are rebalanced from time to time to assure that all issues in the Index are both highly liquid and representative of Japan's industrial structure. See "The Nikkei 225 Index" in the accompanying product supplement no. 2-I.

o TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS -- You should review carefully the section "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 2-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, even though such yield will be higher than the stated interest on the notes. Generally, amounts received at maturity in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss, which will be deductible against other income (e.g., employment and interest income).

o COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE -- We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced on November 30, 2005 and we had determined the comparable yield on that date, it would have been an annual rate of 5.12%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.12%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

      An investment in the Notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the stocks underlying the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 2-I dated December 1, 2005.

o MARKET RISK -- The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE

      THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES PLUS ACCRUED AND UNPAID INTEREST IF THE INDEX RETURN IS ZERO OR NEGATIVE.

o THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST -- You may receive a lower payment at maturity than you would have received if you had invested in the Index or the stocks underlying the Index. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the life of the notes but later falls below the Initial Index Level. The annual interest payments are not affected by, or contingent upon, the performance of the Index. The yield on the notes may be less than the overall return you would receive from a conventional debt security with the same maturity that you could purchase today.

o NO DIVIDEND PAYMENTS OR VOTING RIGHTS - As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the underlying securities composing the Nikkei 225 Index would have.

o CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY - While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

o LACK OF LIQUIDITY -- The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If you are an employee of JPMorgan Chase & Co. or one of our affiliates, you may not be able to purchase these notes from us and your ability to sell or trade these notes in the secondary market may be limited.

o POTENTIAL CONFLICTS - We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

o JPMORGAN CREDIT RISK - Because the notes are senior unsecured obligations of JPMorgan Chase & Co. Inc., payment of any amount at maturity is subject to the ability of JPMorgan Chase & Co. Inc. to pay its obligations as they become due.

Sensitivity Analysis -- Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

      The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80%. The following results are based solely on the hypothetical example cited. The table below assumes an Initial Index Level of 15000 and a Participation Rate of 100%. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

----------------------------------------------------------------------------------------------------------------------
      Ending                         Index Return x
       Index            Index      Participation Rate     Additional                                  Payment at
       Level            Return           (100%)             Amount           Principal                 Maturity*
----------------------------------------------------------------------------------------------------------------------
       27000            80.00%           80.00%              $800       +      $1,000       =           $1,800
----------------------------------------------------------------------------------------------------------------------
       24000            60.00%           60.00%              $600       +      $1,000       =           $1,600
----------------------------------------------------------------------------------------------------------------------
       21000            40.00%           40.00%              $400       +      $1,000       =           $1,400
----------------------------------------------------------------------------------------------------------------------
       18000            20.00%           20.00%              $200       +      $1,000       =           $1,200
----------------------------------------------------------------------------------------------------------------------
       16500            10.00%           10.00%              $100       +      $1,000       =           $1,100
----------------------------------------------------------------------------------------------------------------------
       15000            0.00%             0.00%               $0        +      $1,000       =           $1,000
----------------------------------------------------------------------------------------------------------------------
       13500           -10.00%            0.00%               $0        +      $1,000       =           $1,000
----------------------------------------------------------------------------------------------------------------------
       12000           -20.00%            0.00%               $0        +      $1,000       =           $1,000
----------------------------------------------------------------------------------------------------------------------
        9000           -40.00%            0.00%               $0        +      $1,000       =           $1,000
----------------------------------------------------------------------------------------------------------------------
        6000           -60.00%            0.00%               $0        +      $1,000       =           $1,000
----------------------------------------------------------------------------------------------------------------------
        3000           -80.00%            0.00%               $0        +      $1,000       =           $1,000
----------------------------------------------------------------------------------------------------------------------

      * Does not include any accrued and unpaid interest payable at maturity.

Hypothetical Examples of Amounts Payable At Maturity

      The following examples illustrate how the total returns set forth in the table above are calculated and assume that the Participation Rate is 100%. Accrued and unpaid interest payable at maturity is not included in the examples or the table above.

      Example 1: The level of the Index increases from the Initial Index Level to an Ending Index Level of 18000.

      Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x [(18000-15000)/15000] x 100%) = $1,200. Because the Ending Index Level of 18000
is greater than the Initial Index Level, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note.

      Example 2: The level of the Index decreases from the Initial Index Level to an Ending Index Level of 9000.

      Payment at maturity per $1,000 principal amount note = $1,000. Because the Ending Index Level of 9000 is lower than the Initial Index Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

      Example 3: The level of the Index increases from the Initial Index Level to an Ending Index Level of 16500.

      Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x [(16500-15000)/15000] x 100%) = $1,100. Because the Ending Index Level of 16500
is greater than the Initial Index Level, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note.

Historical Information

      The following graph shows the weekly performance of the Index from January 1, 2000 through November 25, 2005. The Index closing level on November 30, 2005 was 14872.15. We obtained the index closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes plus any accrued and unpaid interest.

  [The following data is represented by a line chart in the printed material.]

                 Historical Performance of the Nikkei 225 Index

     Date      Index Level
  ---------    -----------
   7-Jan-00     18193.41
  14-Jan-00     18956.55
  21-Jan-00     18878.09
  28-Jan-00     19434.78

   4-Feb-00     19763.13
  11-Feb-00     19710.02
  18-Feb-00     19789.03
  25-Feb-00     19817.88

   3-Mar-00     19927.54
  10-Mar-00     19750.40
  17-Mar-00     19566.32
  24-Mar-00     19958.08
  31-Mar-00     20337.32

   7-Apr-00     20252.81
  14-Apr-00     20434.68
  21-Apr-00     18252.68
  28-Apr-00     17973.70

   5-May-00     18439.36
  12-May-00     17357.86
  19-May-00     16858.17
  26-May-00     16008.14

   2-Jun-00     16800.06
   9-Jun-00     16861.91
  16-Jun-00     16318.31
  23-Jun-00     16963.21
  30-Jun-00     17411.05

   7-Jul-00     17398.24
  14-Jul-00     17142.90
  21-Jul-00     16811.49
  28-Jul-00     15838.57

   4-Aug-00     15667.36
  11-Aug-00     16117.50
  18-Aug-00     16280.49
  25-Aug-00     16911.33

   1-Sep-00     16739.78
   8-Sep-00     16501.55
  15-Sep-00     16213.28
  22-Sep-00     15818.25
  29-Sep-00     15747.26

   6-Oct-00     15994.24
  13-Oct-00     15330.31
  20-Oct-00     15198.73
  27-Oct-00     14582.20

   3-Nov-00     14837.78
  10-Nov-00     14988.54
  17-Nov-00     14544.30
  24-Nov-00     14315.35

   1-Dec-00     14835.33
   8-Dec-00     14696.51
  15-Dec-00     14552.29
  22-Dec-00     13427.08
  29-Dec-00     13785.69

   5-Jan-01     13867.61
  12-Jan-01     13347.74
  19-Jan-01     13989.12
  26-Jan-01     13696.06

   2-Feb-01     13703.63
   9-Feb-01     13422.83
  16-Feb-01     13175.49
  23-Feb-01     13246.00

   2-Mar-01     12261.80
   9-Mar-01     12627.90
  16-Mar-01     12232.98
  23-Mar-01     13214.54
  30-Mar-01     12999.70

   6-Apr-01     13383.76
  13-Apr-01     13385.72
  20-Apr-01     13765.67
  27-Apr-01     13934.32

   4-May-01     14421.64
  11-May-01     14043.92
  18-May-01     13877.77
  25-May-01     13765.92

   1-Jun-01     13261.84
   8-Jun-01     13430.22
  15-Jun-01     12790.38
  22-Jun-01     13044.61
  29-Jun-01     12969.05

   6-Jul-01     12306.08
  13-Jul-01     12355.15
  20-Jul-01     11908.39
  27-Jul-01     11798.08

   3-Aug-01     12241.97
  10-Aug-01     11735.06
  17-Aug-01     11445.54
  24-Aug-01     11166.31
  31-Aug-01     10713.51

   7-Sep-01     10516.79
  14-Sep-01     10008.89
  21-Sep-01      9554.99
  28-Sep-01      9774.68

   5-Oct-01     10205.87
  12-Oct-01     10632.35
  19-Oct-01     10538.79
  26-Oct-01     10795.16

   2-Nov-01     10383.78
   9-Nov-01     10215.71
  16-Nov-01     10649.09
  23-Nov-01     10696.82
  30-Nov-01     10697.44

   7-Dec-01     10796.89
  14-Dec-01     10511.65
  21-Dec-01     10335.45
  28-Dec-01     10542.62

   4-Jan-02     10871.49
  11-Jan-02     10441.59
  18-Jan-02     10293.32
  25-Jan-02     10144.14

   1-Feb-02      9791.43
   8-Feb-02      9686.06
  15-Feb-02     10048.10
  22-Feb-02     10356.78

   1-Mar-02     10812.00
   8-Mar-02     11885.79
  15-Mar-02     11648.01
  22-Mar-02     11345.08
  29-Mar-02     11024.94

   5-Apr-02     11335.49
  12-Apr-02     10962.98
  19-Apr-02     11512.01
  26-Apr-02     11541.39

   3-May-02     11551.01
  10-May-02     11531.11
  17-May-02     11847.32
  24-May-02     11976.28
  31-May-02     11763.70

   7-Jun-02     11438.53
  14-Jun-02     10920.63
  21-Jun-02     10354.35
  28-Jun-02     10621.84

   5-Jul-02     10826.09
  12-Jul-02     10601.45
  19-Jul-02     10202.36
  26-Jul-02      9591.03

   2-Aug-02      9709.66
   9-Aug-02      9999.79
  16-Aug-02      9788.13
  23-Aug-02      9867.45
  30-Aug-02      9619.30

   6-Sep-02      9129.07
  13-Sep-02      9241.93
  20-Sep-02      9481.08
  27-Sep-02      9530.44

   4-Oct-02      9027.55
  11-Oct-02      8529.61
  18-Oct-02      9086.13
  25-Oct-02      8726.29

   1-Nov-02      8685.72
   8-Nov-02      8690.77
  15-Nov-02      8503.59
  22-Nov-02      8772.56
  29-Nov-02      9215.56

   6-Dec-02      8863.26
  13-Dec-02      8516.07
  20-Dec-02      8406.88
  27-Dec-02      8714.05

   3-Jan-03      8578.95
  10-Jan-03      8470.45
  17-Jan-03      8690.25
  24-Jan-03      8731.65
  31-Jan-03      8339.94

   7-Feb-03      8448.16
  14-Feb-03      8701.92
  21-Feb-03      8513.54
  28-Feb-03      8363.04

   7-Mar-03      8144.12
  14-Mar-03      8002.69
  21-Mar-03      8195.05
  28-Mar-03      8280.16

   4-Apr-03      8074.12
  11-Apr-03      7816.49
  18-Apr-03      7874.51
  25-Apr-03      7699.50

   2-May-03      7907.19
   9-May-03      8152.16
  16-May-03      8117.29
  23-May-03      8184.76
  30-May-03      8424.51

   6-Jun-03      8785.87
  13-Jun-03      8980.64
  20-Jun-03      9120.39
  27-Jun-03      9104.06

   4-Jul-03      9547.73
  11-Jul-03      9635.35
  18-Jul-03      9527.73
  25-Jul-03      9648.01

   1-Aug-03      9611.67
   8-Aug-03      9327.53
  15-Aug-03      9863.47
  22-Aug-03     10281.17
  29-Aug-03     10343.55

   5-Sep-03     10650.77
  12-Sep-03     10712.81
  19-Sep-03     10938.42
  26-Sep-03     10318.44

   3-Oct-03     10709.29
  10-Oct-03     10786.04
  17-Oct-03     11037.89
  24-Oct-03     10335.70
  31-Oct-03     10559.59

   7-Nov-03     10628.98
  14-Nov-03     10167.06
  21-Nov-03      9852.83
  28-Nov-03     10100.57

   5-Dec-03     10373.46
  12-Dec-03     10169.66
  19-Dec-03     10284.54
  26-Dec-03     10417.41

   2-Jan-04     10676.64
   9-Jan-04     10965.05
  16-Jan-04     10857.20
  23-Jan-04     11069.01
  30-Jan-04     10783.61

   6-Feb-04     10460.92
  13-Feb-04     10557.69
  20-Feb-04     10720.69
  27-Feb-04     11041.92

   5-Mar-04     11537.29
  12-Mar-04     11162.75
  19-Mar-04     11418.51
  26-Mar-04     11770.65

   2-Apr-04     11815.95
   9-Apr-04     11897.51
  16-Apr-04     11824.56
  23-Apr-04     12120.66
  30-Apr-04     11761.79

   7-May-04     11438.82
  14-May-04     10849.63
  21-May-04     11070.25
  28-May-04     11309.57

   4-Jun-04     11128.05
  11-Jun-04     11526.82
  18-Jun-04     11382.08
  25-Jun-04     11780.40

   2-Jul-04     11721.49
   9-Jul-04     11423.53
  16-Jul-04     11436.00
  23-Jul-04     11187.33
  30-Jul-04     11325.78

   6-Aug-04     10972.57
  13-Aug-04     10757.20
  20-Aug-04     10889.14
  27-Aug-04     11209.59

   3-Sep-04     11022.49
  10-Sep-04     11083.23
  17-Sep-04     11082.49
  24-Sep-04     10895.16

   1-Oct-04     10985.17
   8-Oct-04     11349.35
  15-Oct-04     10982.95
  22-Oct-04     10857.13
  29-Oct-04     10771.42

   5-Nov-04     11061.77
  12-Nov-04     11019.98
  19-Nov-04     11082.84
  26-Nov-04     10833.75

   3-Dec-04     11074.89
  10-Dec-04     10756.80
  17-Dec-04     11078.32
  24-Dec-04     11365.48
  31-Dec-04     11488.76

   7-Jan-05     11433.24
  14-Jan-05     11438.39
  21-Jan-05     11238.37
  28-Jan-05     11320.58

   4-Feb-05     11360.40
  11-Feb-05     11553.56
  18-Feb-05     11660.12
  25-Feb-05     11658.25

   4-Mar-05     11873.05
  11-Mar-05     11923.89
  18-Mar-05     11879.81
  25-Mar-05     11761.10

   1-Apr-05     11723.63
   8-Apr-05     11874.75
  15-Apr-05     11370.69
  22-Apr-05     11045.95
  29-Apr-05     11008.90

   6-May-05     11192.17
  13-May-05     11049.11
  20-May-05     11037.29
  27-May-05     11192.33

   3-Jun-05     11300.05
  10-Jun-05     11304.23
  17-Jun-05     11514.03
  24-Jun-05     11537.03

   1-Jul-05     11630.13
   8-Jul-05     11565.99
  15-Jul-05     11758.68
  22-Jul-05     11695.05
  29-Jul-05     11899.60

   5-Aug-05     11766.48
  12-Aug-05     12261.68
  19-Aug-05     12291.73
  26-Aug-05     12439.48

   2-Sep-05     12600.00
   9-Sep-05     12692.04
  16-Sep-05     12958.68
  23-Sep-05     13159.36
  30-Sep-05     13574.30

   7-Oct-05     13227.74
  14-Oct-05     13420.54
  21-Oct-05     13199.95
  28-Oct-05     13346.54

   4-Nov-05     14075.96
  11-Nov-05     14155.06
  18-Nov-05     14623.12
  25-Nov-05     14784.29

Source: Bloomberg


                                      TS-3